May 30, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Attention: Benjamin Richie

Re:	Safe Pro Group Inc.

Draft Registration Statement on Form S-1

Submitted April 17, 2024

CIK No. 0002011208

Ladies and Gentlemen:

This letter is being submitted on behalf of Safe Pro Group Inc. (the “Company”) in response to the comment letter, dated May 14, 2024, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Draft Registration Statement on Form S-1 filed on April 17, 2024 (the “Draft Registration Statement”).

Draft Registration Statement on Form

S-1 Prospectus Summary

Our Company, page 1

1.	Please revise to provide a diagram of your organizational structure and disclose, if true, that you are a holding company operating through your three subsidiaries Safe Pro AI LLC, Safe-Pro USA LLC, and Airborne Response Corp. Please clarify whether these subsidiaries are wholly owned, and briefly describe how the three business units are managed and operate, both together and as separate businesses.

RESPONSE: The Draft Registration Statement has been amended on page 2 to include the Company’s corporate structure diagram and to disclose that the Company is a holding company and operates primarily through its wholly owned subsidiaries, Safe Pro AI LLC, Safe-Pro USA LLC, and Airborne Response Corp., which are operated and managed under a centralized corporate structure.

United States Securities and Exchange Commission
May 30, 2024

2.	We note your disclosure in the risk factor on page 6 that “[f]or the years ended December 31, 2023, and 2022, we have incurred net losses of approximately $6.3 million and $0.5 million, respectively,” and “[a]s of December 31, 2023, we had an accumulated deficit of approximately $6.8 million.” Please revise the description of your business in your prospectus summary to note your net losses and accumulated deficit as of the date of the financial statements included in your filing.

RESPONSE: The Draft Registration Statement has been amended on page 2 to add the following disclosure:

“To date, we have incurred substantial operating losses since our inception, and expect to continue to incur significant operating losses for the foreseeable future. For the quarter ended March 31, 2024, and 2023, we have incurred net losses of $1,143,860 and $482,987, respectively. As of March 31, 2024, we had an accumulated deficit of $7,966,150. For the years ended December 31, 2023, and 2022, we have incurred net losses of approximately $6.3 million and $0.5 million, respectively. As of December 31, 2023, we had an accumulated deficit of approximately $6.8 million.”

The Offering

Representative Warrants, page 4

3.	Please revise your cover page to disclose, as you do here, that “[t]he Representative Warrants and the underlying shares of common stock are registered on the registration statement of which this prospectus is a part,” and describe the material terms of the Representative Warrants.

RESPONSE: The Draft Registration Statement has been amended to include the following disclosure on the cover page:

(2)	Represents an underwriting discount of 8.0%. We have also agreed to issue to the representative warrants to purchase up to a total number of shares of common stock equal to 5% of the total number of shares sold in this offering at an exercise price equal to 125% of the initial public offering price of the shares sold in this offering. The warrants and the underlying shares of common stock are registered on the registration statement of which this prospectus is a part. See “Underwriting” on page 50 for additional disclosure regarding compensation payable to the underwriters.

United States Securities and Exchange Commission
May 30, 2024

Risk Factors

Risks Related to Our Business and Industry

We lack an established operating history . . ., page 6

4.	We note your disclosure that “[w]hile Safe-Pro USA LLC has conducted business operations since 2008 and Airborne Response Corp. has conducted business operations since 2016, they were later combined under Safe Pro Group on June 7, 2022, and August 29, 2022, respectively.” Please tell us why you have not included your other operating unit, Safe Pro AI LLC, in your discussion in this risk factor.

RESPONSE: The Draft Registration Statement has been amended on page 6 to address with the following language:

“While Safe-Pro USA LLC has conducted business operations since 2008, Airborne Response Corp. has conducted business operations since 2016, and Safe Pro AI LLC has conducted business since 2021, they were later combined under Safe Pro Group on June 7, 2022, August 29, 2022, and March 9, 2023, respectively.”

If critical components or raw materials used to manufacture our products become scarce or unavailable . . ., page 9

5.	We note that you rely on a limited number of suppliers for the raw materials and hardware components necessary to manufacture your products, and your disclosure that, from time to time, shortages in allocations of components and materials have resulted in delays in filling orders. Please disclose the cause of these shortages and the effect of the delays in filling orders on the company, if material. We further note that you have not entered into any long term agreements with these suppliers. Please disclose any steps the company has taken in order to mitigate the risk of supply chain disruptions.

RESPONSE: The Draft Registration Statement has been amended on page 9 to disclose the following:

“During the COVID-19 pandemic, shortages in allocations of components and materials resulted in delays in receiving materials.”

“However, should we experience delays in getting the raw materials required for the production of our products, we believe we will be able to source additional suppliers that have the capability to supply the materials needed. We believe the use of these alternate suppliers can mitigate the risk of disruption if we are unable to obtain materials from our primary suppliers, but we will not be able to eliminate all delays if we are required to source new suppliers without notice.”

United States Securities and Exchange Commission
May 30, 2024

Certain key customers may bolster their in-house aerial drone capabilities thereby reducing dependency on our services., page 10

6.	You disclose that “[l]arge customers representing a significant portion of our revenue may expand their capabilities to provide aerial managed services via in-house UAS fleets and flight teams resulting in diminishing use of our service contracts.” Please revise your disclosure to discuss the consequences to your business of these customers expanding their capabilities to provide aerial managed services. Discuss any other risks related to this customer concentration. In addition, please identify the portion of your total revenue for the financial periods presented in your filing attributable to these large customers and disclose whether you have any contracts or agreements with these customers.

RESPONSE: The Draft Registration Statement has been amended on page 10 to revise the risk factor as follows:

“One of our key customers may bolster its in-house aerial drone capabilities thereby reducing dependency on our services.

During 2023, UAS services provided to Florida Power & Light (FPL) represented approximately 29% of our overall revenue. During the first quarter of 2024, such services represented approximately 24.8% of our revenue. Our contract with FPL allows them to call upon us to provide UAS services under defined criteria at a defined price. While FPL maintains their own UAS fleet, it is currently not large enough to cover their entire Florida service area, particularly in times of natural disasters. Therefore, they call upon Airborne Response to provide services from time-to-time. However, should FPL decide to expand their in-house UAS fleets and flight teams, they would have a diminished need for our services, thereby reducing our revenue.”

Sales to customers outside the United States or with international operations expose us to risks inherent in international sales., page 10

7.	We note your disclosure referencing “some of [y]our business partners.” In an appropriate place in your filing, please describe your current partnerships, including any material partnership agreements and their terms.

RESPONSE: The Draft Registration Statement has been amended on pages 10 and 11 to remove all references to partners, as the Company has not entered into any partnerships.

United States Securities and Exchange Commission
May 30, 2024

Some of our products may be subject to governmental regulations . . ., page 10

8.	Please revise your disclosure to clarify the significance of members of your management being registered with the Defense Trade Controls Compliance (“DTCC”) program with the United States Department of State.

RESPONSE: The Draft Registration Statement has been amended on page 10 to add the following disclosure to the end of the risk factor:

“Currently, our sales do not require us to be registered with the DTCC, but sales of future products may require registration with DTCC. If in the future we are required to have personnel registered with the DTCC for new business opportunities, and if we lose such personnel, we would be unable to pursue such new business.”

Use of Proceeds, page 20

9.	We note your disclosure here that the proceeds of this offering will be used “for working capital and general corporate purposes.” We also note your disclosure on page 4 that “[w]e intend to use the net proceeds of this offering for the repayment of outstanding indebtedness and payables, working capital and general corporate purposes.” Finally, we note your disclosure on page 11 that you intend to continue to pursue potential strategic transactions. Please revise your disclosure to provide the estimated amount of proceeds you will use for the repayment of indebtedness, payable, working capital, and general corporate purposes. For proceeds that will be used to repay indebtedness, set forth the interest rate and maturity of such indebtedness, and if the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. If you intend to use a portion of the proceeds to pursue potential strategic transactions, please disclose the amount of proceeds you intend to use for this purpose and identify the strategic transaction. Refer to Item 504 of Regulation S-K, including Instruction 4.

RESPONSE: The Draft Registration Statement has been amended on pages 4 and 20, to remove the disclosures relating to repayment of indebtedness, as the Company plans to only use the proceeds from the offering for working capital and general corporate purposes. The Company will provide the estimated amount of proceeds in a further amendment to the Draft Registration Statement.

United States Securities and Exchange Commission
May 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Business Overview, page 22

10.	We note your statement on page 22 that “[o]n March 9, 2023, Safe Pro Group Inc. acquired Demining Development LLC,” and “[o]n August 30, 2023, the Company filed an amended and restated Articles of Organization to change its name to Safe Pro AI LLC.” We also note your disclosure on page 2 that “[o]n March 9, 2023, we acquired Safe Pro AI LLC, the developer of award-winning AI, ML and computer vision systems.” Please revise your disclosure for consistency, including by revising this section to clarify, if true, that you acquired Demining Development LLC on March 9, 2023, which later effected a name change.

RESPONSE: The Draft Registration Statement has been amended on page 22 as follows:

“On March 9, 2023, Safe Pro Group Inc. acquired Demining Development LLC, a privately held developer of Artificial Intelligence (“AI”) and Machine Learning (“ML”) software technology for processing of drone-based imagery. On August 30, 2023, Demining Development LLC filed an amended and restated Articles of Organization to change its name to Safe Pro AI LLC.”

Critical Accounting Policies Revenue recognition, page 27

11.	Revise to disclose if you offer any warranties on your products and, if so, how you account for those obligations.

RESPONSE: The Draft Registration Statement has been amended on page 29 to address the Staff’s comments.

Business Overview, page 30

12.	Given that you operate in certain industries that appear to require technical expertise and under certain circumstances, certification of remote pilots, clarify the requisite qualifications for personnel who are employed in each of your three business units. Make conforming changes to your disclosure in your “Employees” section, as appropriate. In addition, clarify whether you rely on third-party owned drones or maintain your own.

RESPONSE: The Draft Registration Statement has been amended on page 33 to add the following disclosure:

“We currently maintain a fleet of eleven drones through Airborne Response Corp. In the aftermath of natural disasters when our clients require additional support, we bring on outside contractors that have obtained a Remote Pilot Certificate from the Federal Aviation Administration (FAA). These outside contractors, supply their own drones to complete fieldwork that is then reviewed by the Airborne Response team. Further, we provide a system for imagery data from third-party drones operated by outside contractors to be uploaded and analyzed leveraging artificial intelligence and machine learning.”

United States Securities and Exchange Commission
May 30, 2024

Our Growth Strategy, page 31

13.	We note your statement on page 32 that you are “targeting multiple multi-billion-dollar markets.” In addition, in your discussion of potential opportunities, you disclose the sizes of certain global markets, potential market growth rates, certain international conflicts, and regions. Please revise your disclosure to clarify the current markets in which the company operates and the company’s relevant market share as this relates to your disclosures regarding the size of the AI image recognition market, the global drone services market, the global market size of public safety drones industry, the global body armor market, and the armor industry. Please also provide timelines for the expansion of the company’s operations into these global markets, and if this expansion is not planned for the near future, please clarify how this information is relevant to the company’s current goals.

RESPONSE: The Draft Registration Statement has been amended on page 35 to disclose the following:

“With respect to each of the above referenced product areas our market penetration is minimal. However, we believe that in each product area we are able to differentiate our services from our competitors such that we will be able to grow our market penetration.”

14.	Where you discuss intended growth plans, including certain technologies, products, services, and capabilities, please provide a timeline for the intended completion and commercialization of your products. For example, where you disclose that “[t]he Company intends to utilize Safe Pro AI’s technology, which enables the capture and rapid processing of large amounts of visual imagery to create new high-fidelity maps and data outputs utilizing AI and proprietary datasets for customers to analyze their existing data,” please disclose the timeline by which you expect to be able to provide these outputs to customers.

RESPONSE: The Draft Registration Statement has been amended on pages 34 and 35 to address the Staff’s comments.

15.	We note that the data you reference from the Grand View Research and Stratview Research studies include expected CAGRs beginning in 2022 and 2023, respectively. Please disclose whether the projected growth rates have been accurate to date. Please also disclose whether these studies, or any other studies referenced in your registration statement, were commissioned by the company.

RESPONSE: The Draft Registration Statement has been amended on pages 34 and 35 to remove all data references.

United States Securities and Exchange Commission
May 30, 2024

Our Competition, page 33

16.	We note the disclosure of “key competitive factors” that will impact your success. Please provide further detail describing how the company intends to compete on the basis of these factors for each of the sectors in which it operates.

RESPONSE: The Draft Registration Statement has been amended on page 36 to disclose the following:

“For each of the above factors, we compete based on customization, rapid prototyping, and low cost due to our low overhead in comparison to large manufactures who can take longer to rapid develop non-off the shelf solutions.”

Our Customers, page 33

17.	Please revise your disclosure to include the material terms of your multi-year contracts. To the extent these contracts are material to your business, please identify the specific, material contracts and related counterparties, disclose their material terms, and file these contracts as exhibits to your registration statement. See Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with you legal analysis as to why you believe you are not required to file these contracts.

RESPONSE: The Draft Registration Statement has been amended on page 35 to add the following disclosure:

“Under our contracts with Florida Power & Light (FPL), the principal electric utility in Florida, we, through our operating subsidiary, Airborne, provide UAS services related to the inspection of power poles and lines. The first contract is for the provision of UAS teams to inspect power lines and poles after a storm. This contract has a term beginning on March 25, 2024, and goes through December 30, 2026. Under this contract, FPL will call upon Airborne response to provide UAS teams after a storm. Airborne will be paid for having a team on standby, for one half day of work, or a full day of work. They are not obligated to call upon Airborne Response and there is no assurance that we will derive any income from this agreement. Under a previous version of this agreement, we were called upon and did provide services to FPL in the aftermath of storms.

We also have contracts with FPL to provide UAS teams to inspect power lines and poles with respect to regular maintenance. Under this contract we receive a fee per pole inspected or per mile of power line inspected. The fee can vary depending upon the level of service selected. We have 4 such contracts with FPL covering 4 regions of Florida in FPL’s coverage areas. Pursuant to this contract FPL is not obligated to call upon us and there is no assurance that we will derive any income from this agreement. The term of these are agreements are from August 25, 2023, through August 24, 2026.

During the three months ended March 31, 2024, these contracts generated approximately $80,000 in revenue for Airborne.”

United States Securities and Exchange Commission
May 30, 2024

18.	We note your disclosure here and throughout the filing referencing a significant near-term opportunity in Ukraine. Please revise your disclosure to describe the status of your efforts to pursue this opportunity, including any steps you have taken thus far to engage with any customers.

RESPONSE: The Draft Registration Statement has been amended on page 35 to disclose the following:

“Our personnel have made more than a dozen trips to Ukraine, and we maintain a number of contractors based in Ukraine working with potential partners regarding both the deployment of our Spotlight AI technology for the detection of UXO and the sale of personal protective equipment including blast resistant suits and ballistic vests.

Our personnel were featured in a segment aired on the PBS Newshour (https://www.pbs.org/video/russian-invasion-1694720956/) demonstrating our UXO detection capability in Ukraine and we regularly give demonstrations and training to various governmental and non-governmental organizations involved in demining efforts in Ukraine. In June 2023, at the invitation of the United Nations Development Programme (UNDP), in collaboration with the Ministry of Economy (MoEc) of Ukraine we demonstrated our capabilities near Honcharivske in the Chernihiv region of Ukraine.”

Supplier Concentration, page 33

19.	We note your disclosure that during fiscal 2022 and 2023, you purchased substantially all of your inventory from four suppliers. Please identify these suppliers. See Item 101(h)(4)(v) of Regulation S-K. Please also provide risk factor disclosure describing the risks related to this supplier concentration.

RESPONSE: The Draft Registration Statement has been amended on pages 9 and 35 to address the Staff’s comments.

Intellectual Property, page 34

20.	We note your disclosures that your success is dependent upon protecting intellectual property; that you “maintain a program designed to identify technology that is appropriate for patent and trade secret protection” and “file patent applications in the United States and, when appropriate, certain other countries for inventions that we consider significant;” and “[a]s of March 31, 2024, we also had two patent applications pending in the United States and foreign jurisdictions,” and no patents granted in the United States. Please clarify whether the two pending patent applications are the only patent applications you have outstanding, and whether you currently hold any other patents, including those that you may have acquired. If applicable, please provide more information about the relevant patents, trademarks, licenses and your reliance upon copyright, trade secret and intellectual property laws, including the patent number, type of patent protection granted, the expiration year of each patent held, and the jurisdiction of each patent. Refer to Item 101(c)(1)(iii) of Regulation S-K.

RESPONSE: The Draft Registration Statement has been amended on page 36 to address the Staff’s comments.

United States Securities and Exchange Commission
May 30, 2024

Research and Development, page 34

21.	Please expand your disclosure here to provide additional detail describing your current research and development efforts. In this regard, we note your disclosure on page 8 that you continue to make significant investments in research and development relating to your technologies and products, on page 23 that you expect your research and development costs to continue to increase as you develop new products and modify existing products to meet the changes within the telecom landscape, and on page 25 that the increase in research and development expenses for fiscal 2023 were primarily attributable to your development of advanced artificial intelligence-powered object detection and data analysis and reporting tools for hyper-scalable, cloud-based processing of drone imagery.

RESPONSE: The Draft Registration Statement has been amended on page 36 to disclose the following:

“We continue to make significant investments in research and development relating to our technologies and products. Investments in new technology and processes are inherently speculative. Technical obstacles and challenges we encounter in our research and development process may result in delays in or abandonment of product commercialization, substantially increase the costs of development and negatively affect our results of operations.

Research and Development expenses were $373,655 and $0, for the years ended December 31, 2023 and 2022, respectively, an increase of $373,655 or 100%. The increase is primarily attributable to the Company’s development of advanced artificial intelligence (AI) -powered object detection and data analysis and reporting tools for hyper-scalable, cloud-based processing of drone imagery.”

United States Securities and Exchange Commission
May 30, 2024

Regulation, page 35

22.	Please revise your disclosure to provide a more complete discussion of the regulations that are material to your business, including the industries in which you operate your three business units and all of the geographic locations in which you operate. You should describe the relevant regulations, and explain how they impact your current and planned operations. To the extent material, please also include regulations related to the potential markets and industries in which you intend to operate. Refer to Item 101(h)(4)(ix) of Regulation S-K. Make conforming changes to your risk factor disclosure, where appropriate.

RESPONSE: The Draft Registration Statement has been amended on page 37 to address the Staff’s comments.

Principal Stockholders, page 45

23.	Please identify the natural person(s) who have voting and investment control of the shares beneficially owned by RealtyFolio LLC.

RESPONSE: The Draft Registration Statement has been amended on page 48 to address the Staff’s comments.

Certain Relationships and Related Party Transactions, page 46

24.	We note your disclosure here describing certain agreements and amendments thereto related to your acquisitions of Safe-Pro USA LLC and Airborne Response Corp. Please file these agreements and any agreement(s) related to your acquisition of Safe-Pro AI LLC as exhibits to your registration statement or tell us why you believe you are not required to do so. See Item 601 of Regulation S-K. As a related matter, in an appropriate place in your filing, please describe the terms of the acquisitions of each of your three business units, including the merger consideration and parties.

RESPONSE: The Draft Registration Statement has been amended on page 2 to address the Staff’s comments relating to the terms of the acquisitions, and the acquisition agreements are filed as exhibits to the Draft Registration Statement.

Acquisition Related - Due to Related Party Safe-Pro USA LLC, page 46

25.	Please expand your disclosure in this section to discuss the material terms of the Exchange Agreement, including a more detailed description of why the company agreed to assume a liability due to the former member of Safe-Pro USA and current President of Safe-Pro USA. Provide additional detail describing the terms of amendments to the agreement, including the Fifth Amendment to Exchange Agreement. In addition, please identify the “Safe-Pro USA preacquisition members,” and identify the company owned by the preacquisition members that paid certain expenses and wages on behalf of the company and was reimbursed for these expenses. Please clarify the total amount of expenses advanced, because your current disclosure as written appears to indicate that the company repaid more funds than were advanced for the disclosed financial periods. As a related matter, please revise your discussion of Liquidity and Capital Resources on page 46 to include a discussion of the liabilities incurred related to these related party transactions with Safe-Pro USA.

RESPONSE: The Draft Registration Statement has been amended on pages 48 and 49 to address the Staff’s comments.

United States Securities and Exchange Commission
May 30, 2024

Related Party Accrued Compensation and Expenses , page 47

26.	Please clarify whether listing on the Chicago Board of Options Exchange would be considered a “National Market Exchange” for purposes of the company’s compensation of Anjali Borkar.

RESPONSE: The Company believes that listing on the Chicago Board of Options Exchange would be considered a “National Market Exchange” and has amended the Draft Registration Statement on page 49 and throughout to disclose such.

Safe Pro Group. Inc. Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

Consolidated Statements of Operations, page F-33

27.	Please address the following comments related to your consolidated statements of operations:

●	Revise to separately disclose revenues and costs from products and services pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.
●	Tell us whether your cost of sales as currently presented exclude related depreciation and amortization allocation. If a material amount is excluded, please clearly label it as “Cost of goods sold (exclusive of depreciation and amortization shown separately below)”. Please also refrain from using the term gross profit if that item is not fully loaded with all costs of sales. Refer to SAB Topic 11B.

RESPONSE: The Draft Registration Statement has been amended on page F-33 to revise the Company’s consolidated statements of operations for the years ended December 31, 2023 and 2022 to separately disclose revenues and costs from products and services pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X. Additionally, on page F-33, the Company revised its consolidated statements operations for the years ended December 31, 2023 and 2022 to include production and services related depreciation and amortization in cost of revenues and changes our disclosure related to cost of revenues accordingly.

United States Securities and Exchange Commission
May 30, 2024

Note 3. Acquisitions, page F-44

28.	For the acquisitions of Safe Pro USA and Airborne Response, we see that you valued the preferred stock issued as consideration “based on an independent valuation of the fair value” of the businesses on the measurement dates. Please tell us the nature and extent of the specialist’s involvement and whether you believe the specialist was acting as an expert as defined under Section 11(a) of the Securities Act of 1933 and Section 436(b) of Regulation C, such that you must disclose the name of the specialist in the Form S-1 along with a consent from the specialist. If you conclude the specialist is not considered an expert under the Securities Act, please revise your disclosures to clarify.

RESPONSE: The Draft Registration Statement has been amended on page F-45 to remove any reference to an independent valuation of the fair value of the businesses from the Form S-1. Although the Company uses a third-party appraiser to assist with the valuation of the business, it does not consider him to be an expert as defined under Section 11(a) of the Securities Act of 1933 and Section 436(b) of Regulation C, and accordingly, did not disclose the name of the specialist or include a consent from the appraiser in the Form S-1.

29.	Revise to disclose how you are accounting for the contingent consideration for the Safe Pro USA acquisition. We see that you will issue common stock equal to $2,500,000 after the Company has listed its common shares for trading on a national market system exchange and that those shares vest upon the Company achieving $5,000,000 in revenue through the sale of Safe-Pro USA manufactured products calculated on a trailing twelve- month basis. Reference ASC 805-30-25-5.

RESPONSE: The Company considered ASC 805-30-25-5 and other accounting literature in determining how to account for 2,500,000 shares issuable upon the Company listing its common shares for trading on a national market system exchange and which vest upon the Company achieving $5,000,000 in revenue through the sale of Safe-Pro USA manufactured products calculated on a trailing twelve-month basis for the date of the amendment. The Company considered the Listing Shares to be compensatory in nature and not part of the purchase price consideration paid since, pursuant to ASC 815-10-25 (i) the fourth amendment to the exchange agreement with Safe-Pro USA dated August 26, 2023 exceeded the one-year measurement period which began on Measurement Date One. Pursuant to ASC 805-10-25-19, after the measurement period ends, the Company shall revise the accounting for a business combination only to correct an error in accordance with Topic 250, (ii) the facts and circumstances surrounding the Listing Shares did not exist on the acquisition date of June 2, 2022, and (iii) the Listing Shares were considered incentive to the Safe-Pro USA members to achieve $5,000,000 in revenues through the sale of Safe-Pro USA manufactured products calculated on a trailing twelve-month basis and the Listing Shares only vest upon the Company achieving such revenues. The Listing Shares shall be accounted for pursuant to ASC 718 – Stock-based compensation. Pursuant to ASC 718, the value of the Listing Shares shall be recognized upon a successful IPO and when the attainment the performance condition of $5,000,000 in revenues is probable. The Company modified its disclosure accordingly on page F-45 of the amended Draft Registration Statement.

General

30.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

RESPONSE: The Company will supplementally provide any copies of written communications to be presented to potential investors to the Staff.

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United States Securities and Exchange Commission
May 30, 2024

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Cavas Pavri
By: Cavas Pavri

Enclosures

cc:	Daniyel Erdberg, CEO, Safe Pro Group Inc.